American Honda Receivables Corp.

20800 Madrona Avenue
Torrance, California 90503

April 15, 2008

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:

AMERICAN HONDA RECEIVABLES CORP. (the “Registrant”)

Registration Statement on Form S-3

(File No. 333-150095)

Ladies and Gentlemen:

On behalf of American Honda Receivables Corp. (the “Registrant”), pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the above referenced Registration Statement on Form S-3 filed with the Commission on April 4, 2008:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Should you have any questions or require additional information, please do not hesitate to contact either Gary Roth, Esq. at (212) 210-9441 or Steve Levitan, Esq. at (917) 777-4325.

Sincerely,

/s/ Paul C. Honda

Paul C. Honda

Treasurer